

September 21, 2009

<u>*Via U.S. Mail and Facsimile at (212) 451-2222*</u>

Steve Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

   Re: Adaptec, Inc. ("Adaptec" or "the Company")
     Revised Preliminary Proxy Statement on Schedule 14A
     Filed September 18, 2009 by Steel Partners II, L.P., et al.
     File No. 000-15071

Dear Mr. Wolosky:

  We have reviewed your revised filing and response letter, and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 15, 2009.

Revised Schedule 14A

<u>General</u>

1. We note that you continue to make statements in your revised proxy statement that appear to directly or indirectly impugn the character, integrity or personal reputation of Adaptec's Legacy Directors and the Company, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note

(b) to Rule 14a-9. Please do not make the following statements without providing a proper factual foundation:

- "We do not believe the Company should conduct *further speculative* acquisitions while stockholder value continues to erode and the current operations lose money."

- References to a "scheme" by the Legacy Directors including the statement that you "are referring to what appears to us to have been a d*isenfranchisement and entrenchment scheme plotted* and carried out by [the Legacy Directors]."

<u>Letter to Stockholder</u>

2.   You state that the Company announced their intent "not to re-nominate potentially two of the three directors elected as part of the December 2007 settlement." Please tell us how the Company made this announcement and provide any supplemental support for this statement.

<u>Reasons for our solicitation, page 8</u>

3.   You state that you have been negotiating a potential resolution with the Board in which you would agree to withdraw this consent solicitation and the Board would allow you to nominate a slate of directors for election at the 2009 Annual Meeting. Please describe, if material, the specifics of these discussions between the parties.

4.   Please clarify your statement that the actions by the Legacy Directors undermine the "spirit" of the Settlement Agreement between Adaptec and Steel Partners by disclosing that the Settlement Agreement terminated immediately following the 2007 Annual Meeting, except as to specific provisions in the Settlement Agreement, and the parties are not currently bound to the terms of that agreement.

5.   You state that the four non-Legacy Directors requested that the Chairman vote "proceed properly through the Nominating and Governance and Compensation Committees." As requested in prior comment 9, discuss the specific provisions in the Company's Bylaws that allow the Nominating and Governance and Compensation Committees to conduct a vote for Chairman.

6.   In response to prior comment 10, you state that you received a letter from Mr. Kennedy on September 14, 2009 acknowledging that the term "executive" was used at the Board meeting on August 27, 2009 in describing Mr. Kennedy's position as chairman. Please provide this letter to us on a supplemental basis.

7.   You continue to state in the letter to stockholders and on page 8 that the Board
        engaged in "unilateral" actions that excluded four directors, without providing
        proper clarification. We note your disclosure regarding private discussions prior
        to the Board meeting, but you also indicate that the Board actions were taken
        during a meeting of the full Board of Directors. Please clarify your references to
        "unilateral" actions by the Board. Further, as requested in prior comment 11,
        clarify your reference to a "stockholder representative" and discuss how this
        representative differs from the other members of the Board who owe fiduciary
        duties to the Company.

Proposal 2 – The Removal Proposal, page 12

8.   Please expand on your disclosure regarding why you believe that Messrs.
        Sundaresh and Loarie are the "most responsible for the Company's poor
        performance and who are most at odds" with what Steel Partners believes is the
        proper strategic direction for the Company.

Proposal 3 – Authorized Director Proposal, page 13

9.   We note your response to our prior comment 15 that you do "not see any potential
        negative effects on stockholders if the Authorized Director Proposal is approved."
        We note your argument that a nine member board is too large for the size of the
        Company. Revise your disclosure to describe the potential negative effects of
        approval of the proposal. For example, would it be easier for a third party or
        group to gain control of the board if it is smaller in size?

                                    *   *   *   *   *

        Please furnish a cover letter with your responses to our comments and provide
any requested supplemental information. Please understand that we may have additional
comments after reviewing any amendments to your filing and responses to our
comments.

Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3263 or Perry Hindin at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions